UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

EXPLANAORY NOTE

On December 23, 2024, Enlight Renewable Energy Ltd. (“Enlight” or the “Company”) issued a press release titled “Enlight Announces the Financial Close for Project Roadrunner”. A copy of the press release is furnished as Exhibit 99.1 herewith.

Incorporation by Reference

Other than as indicated below, the information in this Form 6-K (including Exhibit 99.1) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

This Form 6-K (including Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-271297).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Exhibit Description
99.1	Press Release of Enlight Renewable Energy Ltd., dated December 23, 2024, titled “Enlight Announces the Financial Close for Project Roadrunner.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.
Date: December 23, 2024	By:	/s/ Nir Yehuda
Nir Yehuda
Chief Financial Officer